Exhibit 99.1

15 June 2022

PureTech Health plc

Results of Annual General Meeting

The Annual General Meeting of PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech Health” or the “Company”) was held at 11 a.m. EDT/4 p.m. BST on Wednesday, June 15, 2022.

All of the resolutions proposed at the Annual General Meeting were duly passed by the shareholders on a poll.

The results of the poll, incorporating the proxy votes lodged in advance of the meeting, are set out below.

Resolutions	For	%	Against	%	Withheld	Total votes cast
001. To approve the Company’s Annual Report and Accounts for year ended 31 December 2021	216,387,000	100.00	0	0.00	529,458	216,387,000
002. To approve the Directors’ Remuneration Report	186,654,636	86.20	29,871,462	13.80	390,360	216,526,098
003. To elect Ms. Sharon Barber-Lui as a director	216,911,434	100.00	2,288	0.00	2,736	216,913,722
004. To elect Dr. Raju Kucherlapati as a director	214,260,532	98.78	2,653,190	1.22	2,736	216,913,722
005. To elect Dr. John LaMattina as a director	208,222,704	95.99	8,691,018	4.01	2,736	216,913,722
006. To elect Ms. Kiran Mazumdar-Shaw as a director	186,900,260	86.16	30,013,462	13.84	2,736	216,913,722
007. To elect Dame Marjorie Scardino as a director	216,877,331	99.98	37,071	0.02	2,056	216,914,402
008. To elect Mr. Christopher Viehbacher as a director	190,417,512	87.78	26,496,210	12.22	2,736	216,913,722
009. To elect Dr. Robert Langer as a director	212,747,748	98.08	4,165,974	1.92	2,736	216,913,722
010. To elect Ms. Daphne Zohar as a director	216,905,622	100.00	8,100	0.00	2,736	216,913,722
011. To elect Dr. Bharatt Chowrira as a director	216,706,444	99.90	207,278	0.10	2,736	216,913,722
012. To reappoint KPMG LLP as Auditors of the Company	212,180,052	97.82	4,729,435	2.18	6,971	216,909,487
013. To authorize the Audit Committee to determine the Auditors’ remuneration	212,703,757	98.06	4,211,701	1.94	1,000	216,915,458

014. To authorize the allotment of shares	212,364,212	97.90	4,551,246	2.10	1,000	216,915,458
015. To disapply pre-emption rights	216,589,860	99.85	324,482	0.15	2,116	216,914,342
016. To further disapply pre-emption rights for acquisitions and specified capital investments.	204,225,243	94.15	12,689,099	5.85	2,116	216,914,342
017. To authorize market purchase of own shares	216,386,703	99.76	528,755	0.24	1,000	216,915,458
018. To authorize general meetings to be called on not less than 14 clear days’ notice	212,326,728	97.88	4,588,730	2.12	1,000	216,915,458

Notes:

(1)	A vote “Withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

(2)

As at June 13, 2022, the record date for the Annual General Meeting, the number of issued shares in the Company entitling the holders to attend and vote for or against all the resolutions at the AGM was 287,633,591 ordinary shares. This does not include 977,529 shares held in treasury by the Company. In accordance with the Company’s Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

(3)

The full text of the resolutions may be found in the Notice of the Annual General Meeting, copies of which are available on both the Company’s website https://investors.puretechhealth.com/financials-filings/reports and on the National Storage Mechanism.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders.

This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 27 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Annual Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on unique insights in immunology and drug development.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to our future prospects, developments and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: PureTech Investor Relations IR@puretechhealth.com